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Employee-owned
Atlas Brew Works - Alexandria Expansion

Brewery

2429 Mandeville Lane
Alexandria, VA 22332
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Early Investor Bonus: The investment multiple is increased to 1.3× for the next $100,000 invested.
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THE PITCH
Atlas Brew Works - Alexandria Expansion is seeking investment to open our new taproom at Carlyle Crossing.
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INVESTOR PERKS

Atlas Brew Works - Alexandria Expansion is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Beer for a Year - Atlas Beer Club Invest $1,500 or more to qualify. Unlimited available

Membership to our amazing Atlas Beer Club including full beer & bennies program. 24 beers, 4 drops a year, which include a couple flagship favorites, current seasonal offering, and a limited 6-pack just for Club members. We can ship right to your door (in VA, DC, PA or OH) -or- you can come into the brewery to pickup and enjoy a pickup pint gratis.

Lets Get Nerdy - Exclusive Private Brewery Tour and Tasting Invest $7,500 or more to qualify. 25 of 25 remaining

Grab 4 of your favorite buddies and buckle up for a private Beer 101 class with one of our rad brewers. They'll explain our brewing process, taste through our most popular beers (or weird beers if that's your thing), and likely complain about how often they eat our world class pizza (how dare they!). Oh, and beers on us for a couple hours after the tour.

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THE OPPORTUNITY - ATLAS ALEXANDRIA

We firmly believe that Atlas Brew Works makes the highest quality beer in the DC area. As we continue to grow, we're excited to announce our community investment campaign for our new taproom location - Atlas Alexandria.

 Atlas' distribution is up 22% in 2022 at a time when other local, regional and national brands are flat or in decline.
Our Half Street Tap Room has brought on an entirely new base of fans and growing, revenue up 30% over 2021
Launched our Atlas Beer Club DTC program in 2021, part recurring revenue/part loyalty program. Quarterly subscription beer boxes tied in with discounts on Tap Room visits.
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ATLAS ALEXANDRIA - EXPANDING TO THE VIRGINIA MARKET
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LOCATION AND BUSINESS MODEL

We've identified a prime location within the Carlyle Crossing development to bring Atlas and our craft to Virginia, expanding our footprint and continuing our history of proven execution and delivering quality beer manufactured with impact and sustainability at the forefront.

Atlas Brew Works is well-positioned as a regional brand primed for continued growth.

Atlas Alexandria is a 5,900 sqft taproom and brewery with an additional 1,500 sqft of outdoor patio space on the ground floor of a 700+ unit luxury condo development.

Through operational excellence and historical track record, we're projecting a $694k EBITDA (16%+ net margin) as we mature in the new market.

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A COLLECTION OF OUR BREWS!

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OUR ETHOS - A SOCIALLY CRAFT BREWERY

Atlas believes that being an environmental steward is everyone's responsibility and integrates that idea into its mission. These efforts were recognized by the Mayor when Atlas was awarded a Sustainability Award from DOEE in 2016.

We employ a 68kW solar array to produce a substantial amount of our electricity.

Atlas packages beer in aluminum cans that are 100% recyclable and weigh less than glass thus using less fossil fuel in our distribution network. Additionally, Atlas employs processes to recapture hot water for reuse in subsequent brews and partners with local farmers to compost spent grain.

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PRESS

DC's Atlas Brew Works crosses the river to Alexandria (with pizza) - WTOP News

Craft brewer Atlas Brew Works is adding a third in Alexandria's burgeoning Carlyle Crossing development by the Eisenhower Avenue Metro stop.

Atlas Brew Works Expands Direct Shipping to Virginia and Pennsylvania

-based craft brewery, Atlas Brew Works is excited to announce the expansion of its direct shipping program to two states: Virginia and Pennsylvania. Residents can now have Atlas' solar-powered craft beers delivered right to their doors.

Atlas Brew Works to Open Brewery and Tap Room in Alexandria

Solar-powered brewery to open its first Virginia location in 2023.

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THE TEAM

Justin Cox

Founder and Ceo

Justin Cox was born and raised in the Smokey Mountains of East Tennessee. Justin pursued his undergraduate degree at Vanderbilt University in Engineering Science and Economics. Shortly after, he moved to Washington, DC to work in business consulting. He returned to law school at George Mason University School of Law in Arlington, VA. After graduating in 2009, Justin took a Presidential Management Fellowship with the General Services Administration.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Construction $186,500

Mainvest Compensation $13,500

Total $200,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$4,619,300	$5,081,230	$5,436,916	$5,708,761	$5,880,023
Cost of Goods Sold	$2,599,742	$2,859,716	$3,059,896	$3,212,890	$3,309,276
Gross Profit	$2,019,558	$2,221,514	$2,377,020	$2,495,871	$2,570,747

EXPENSES

Rent	$350,604	$442,191	$455,457	$476,190	$488,094
Utilities	$75,000	$76,875	$78,796	$80,765	$82,784
Salaries	$701,771	$771,948	$825,984	$867,283	$893,301

Insurance $16,320 $16,728 $17,146 $17,574 $18,013

Equipment Lease $108,000 $110,700 $113,467 $116,303 $119,210

Repairs & Maintenance $142,000 $145,550 $149,188 $152,917 $156,739

Legal & Professional Fees $60,000 $61,500 $63,037 $64,612 $66,227

Operating Profit $565,863 $596,022 $673,945 $720,227 $746,379

This information is provided by Atlas Brew Works - Alexandria Expansion. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Atlas ALX LLC Reviewed Financial Statements.pdf

Investment Round Status

Target Raise $200,000

Maximum Raise $400,000

Amount Invested $0

Investors 0

Investment Round Ends May 19th, 2023

Summary of Terms

Legal Business Name Atlas ALX LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.3×

Investment Multiple 1.2×

Business's Revenue Share 1%-2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date March 31st, 2030

Financial Condition

No operating history

Atlas Brew Works was established in December, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Atlas Brew Works to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Atlas Brew Works operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Atlas Brew Works competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Atlas Brew Works's core business or the inability to compete successfully against the with other competitors could negatively affect Atlas Brew Works's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Atlas Brew Works's management or vote on and/or influence any managerial decisions regarding Atlas Brew Works. Furthermore, if the founders or other key personnel of Atlas Brew Works were to leave Atlas Brew Works or become unable to work, Atlas Brew Works (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Atlas Brew Works and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Atlas Brew Works is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Atlas Brew Works might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Atlas Brew Works is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Atlas Brew Works

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Atlas Brew Works's financial performance or ability to continue to operate. In the event Atlas Brew Works ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Atlas Brew Works nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Atlas Brew Works will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Atlas Brew Works is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Atlas Brew Works will carry some insurance, Atlas Brew Works may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Atlas Brew Works could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Atlas Brew Works's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Atlas Brew Works's management will coincide: you both want Atlas Brew Works to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Atlas Brew Works to act conservative to make sure they are best equipped to repay the Note obligations, while Atlas Brew Works might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Atlas Brew Works needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Atlas Brew Works or management), which is responsible for monitoring Atlas Brew Works's compliance with the law. Atlas Brew Works will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Atlas Brew Works is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Atlas Brew Works fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Atlas Brew Works, and the revenue of Atlas Brew Works can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Atlas Brew Works to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Atlas Brew Works - Alexandria Expansion. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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